Exhibit (b)(1)

Bank of Montreal
111 West Monroe Street
11th Floor West
Chicago, II 60603

July 21, 2006

Thoma Cressey Equity Partners

9200 Sears Tower

233 South Wacker Drive

Chicago, IL 60606

Attention:	Carl Thoma

                  Merrick Axel

Gentlemen:

Re:	Commitment Letter

Thoma Cressey Equity Partners (“you”) has requested credit facilities in the aggregate principal amount of up to $88,000,000 (the “Facilities”). The Facilities will be used to finance the acquisition (the “Acquisition”) of all of the capital stock of Excelligence Learning Corporation (the “Target”), to refinance existing indebtedness and to provide working capital financing. The principal obligor under the Facilities, after giving effect to all transactions entered into in connection with the Acquisition, will be Excelligence Learning Corporation (the “Borrower”).

We are pleased to advise you that Harris N.A. (“Harris”) agrees to act as administrative agent (in such capacity, the “Agent”) for the financial institutions and other investors who commit to lend under the Facilities (collectively with Harris, the “Lenders”) and that Harris hereby commits to extend up to $20,000,000 of the Facilities, upon the terms and subject to the conditions set forth in this letter (the “Commitment Letter”) and in the Summary of Terms and Conditions attached hereto (the “Term Sheet”) and the Fee Letter delivered in connection herewith (the “Fee Letter”). Bank of Montreal (“BMO”) hereby commits to extend that portion of the Facilities in excess of the portion committed to by Harris. The commitments of Harris and BMO hereunder are several and not joint.

BMO, acting under its trade name BMO Capital Markets (“BMO Capital Markets” or the “Arranger”), will act as Sole Lead Arranger and Sole Book Runner for the Facilities. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and Fee Letter will be paid in connection with the Facilities unless you, the Agent and the Arranger shall so agree. While Harris and BMO have given their several commitments for the entire amount of the Facilities on a fully underwritten basis, the Arranger intends, and reserves the right to, syndicate all or a portion of the Facilities to additional Lenders as more fully described below.

In addition to the terms and conditions set forth in the Term Sheet and elsewhere in this letter, we advise you of the following terms. The commitment of Harris and each other Lender and the undertakings of the Arranger are subject to there being no material disruption of the banking and capital markets which in the Agent’s reasonable opinion adversely impacts in any material respect pricing or availability of credit (such as, without limitation, any material impairment of primary syndication or secondary trading of credit facilities similar to the Facilities). All tax, accounting and legal matters

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July 21, 2006

incident to the transactions contemplated hereby, including, without limitation, the credit agreement evidencing the Facilities (the “Credit Agreement”) and the other definitive loan and security documents (the “Loan Documents”), and the structure of the Acquisitions and the post-Acquisition legal structure of the Borrower, must be reasonably satisfactory in form and substance to the Agent and the Lenders. Those matters not covered by the provisions of this Commitment Letter, the Term Sheet or the Fee Letter delivered in connection herewith shall be subject to the mutual agreement of the parties.

As consideration for the commitments of Harris and and BMO hereunder and their agreements to perform the services described herein, you agree to pay or to cause to be paid the fees described in the Fee Letter.

The commitment of Harris and any other Lender to extend credit and any undertaking of the Agent or Arranger to perform any services hereunder shall terminate if: (1) we fail to receive a copy of this Commitment Letter and the Fee Letter accepted in writing by you on or before 5:00 p.m. (Chicago time). July 21, 2006 (this Commitment Letter and our commitments and undertakings hereunder and the Fee Letter shall not be deemed to have been accepted in the event that you purport to accept the same subject to any change in its terms), (2) the Agent, the Arranger or any Lender does not receive any fees required to be paid to it by the terms of this Commitment Letter, the Term Sheet or the Fee Letter at the time such fees are required to be paid, (3) the parties have not executed and delivered the Credit Agreement and the other Loan Documents on or before November 30, 2006, (4) any Material Adverse Effect occurs with respect to the business, condition (financial or otherwise), operations, performance, properties or prospects of the Borrower or any of its subsidiaries or of any guarantor contemplated hereby from that reflected in the financial statements of the Borrower dated May 31, 2006, or (5) any statements, information, materials, representations or warranties made by or on behalf of the Borrower or any of its subsidiaries or any guarantor contemplated hereby to the agent, the Arranger or the Lenders in connection with the Facilities prove inaccurate or untrue in any material respect. “Material Adverse Effect” shall mean any change, event, development, effect or circumstances that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, financial condition, results of operations, or properties of the Target and its Subsidiaries, taken as a whole or (b) materially impairs, or would reasonably be expected to materially impair, the Target’s ability to perform its obligations under this Agreement and to consummate the transactions contemplated by this agreement; provided, however, that notwithstanding the foregoing, the term Material Adverse Effect shall not include any change, event, development, effect or circumstance resulting from, arising out of or related to (i) changes in or generally affecting the industry in which the Target operates or arising from changes in general business or economic conditions (and not having a materially disproportionate effect (relative to most other industry participants) on the Target and its Subsidiaries, taken as a whole); (ii) (A) reasonable out-of-pocket fees and expenses (including without limitation legal, investigetory, accounting, investigatory, investment banking, and other fees and expenses) incurred in connection with the transactions contemplated by this Agreement, or (B) the payment by the Target and its Subsidiaries of all amounts due to any officers or employees of the Target and its Subsidiaries under employment contracts, employee benefit plans or severance arrangements described or disclosed in the employment contracts, employee benefit plans or severance arrangements described or disclosed in the Disclosure Schedule or the Target SEC Documents or reflected on the Financial Statements (as each such term is defined in the Agreement and Plan of Merger between the Target and your affiliate; (iii) any

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change in Law or GAAP (not having a materially disproportionate effect (relative to most other industry participants) on the Target and its Subsidiaries taken as a whole); (iv) the public announcement or the pendency of this Agreement or the transactions contemplated by or any actions taken in compliance with this Agreement or otherwise with the consent of Parent, including the impact thereof on the relationships of the Target or any of its subsidiaries with customers, suppliers, distributors, consultants, employees or independent contractors; (v) the failure by the Target to meet published financial projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof (it being understood that the facts and circumstances giving rise to such failure to meet published financial projections may be considered and shall be taken into account in determining whether there has been a Material Adverse Effect); (vi) any attack on, or by, or acts of terrorism involving, the United States, or any declaration of war by the United States Congress (and not having a materially disproportionate effect (relative to most other industry participants) on the Target and its Subsidiaries taken as a whole); or (vii) the SEC’s investigation into the Target’s restatement of its financial statements for the fiscal year ended December 31, 2004 and for the quarter ended March 31, 2005 (the “SEC Investigation”), or any action or suit arising therefrom or related thereto, including all filings, appeals, judgments or settlements in connection therewith and announcements or disclosure thereof, except, in the case of this clause (vii) to the extent that such change, event, development, effect of circumstance (A) results from, arises out of or relates to (1) any civil enforcement action brought against the Target or the Target’s current Chief Executive Officer by the SEC or (2) any criminal indictment of the Target or any current or former executive officer of the Target by the United States Department of Justice (each, and “Excepted Enforcement Action”) and (B) such Excepted Enforcement Action, individually or together with all other Excepted Enforcement Actions and all other charges, events, developments, effects or circumstances, would have a Material Adverse Effect.

As noted above, the Arranger intends to form a syndicate of Lenders to join Harris and BMO in entering into the Facilities at or after closing. You understand an agree that the Arranger intends to commence syndication efforts promptly and prior to closing after your execution and delivery of this letter. You agree that the Arranger will, in consultation with you, manage all aspects of the arrangement and syndication of the Facilities, including decisions as to the selection of institutions to be approached, when they will be approached, when their commitments will be accepted, the allocation of the aggregate commitment among the Lenders, the awarding of titles and the distribution of compensation among the Lenders. The Arranger intends to syndicate to other Lenders the entire portion of the Facilities committed to by BMO and you agree that, to the extent that commitments in excess of BMO’s commitment are received from other Lenders, we may reduce Harris’ initial commitment and allocate such amount among the other Lenders.

You agree to actively assist the Arranger in forming the syndicate of Lenders. Such assistance shall include, without limitation: (i) assistance in the preparation of a confidential information memorandum and other marketing materials to be used in the syndication, including the delivery of all financial and other information requested by the Agent or the Arranger for inclusion in such memorandum and materials, (ii) providing the Agent and the Arranger with financial information and projections prepared by you or your advisors relating to the transactions described herein, all as reasonably requested by the Agent or the Arranger and updated as may be reasonably requested by the

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Agent or the Arranger through the closing of the Facilities, it being understood by you that the Agent and the Arranger shall be relying on such information and projections in syndicating and arranging the Facilities. (iii) making the senior management and any other appropriate officers and representatives of the Borrower and its subsidiaries available to participate in informational meetings for potential Lenders at such times and places as the Agent or the Arranger may reasonably request, (iv) using your best efforts to ensure that the syndication benefits from the existing lending relationships of the Borrower, and (v) promptly providing the Agent and the Arranger with any other information reasonably requested by them to successfully complete the syndication. With respect to the arrangement and syndication of the Facilities, neither the Arranger nor the Agent will have any responsibility other than to arrange the syndication as set forth herein and neither the Arranger nor the Agent shall, in any event, be subject to any fiduciary or other implied duties.

To ensure an orderly syndication of the Facilities, you agree that, from the date hereof through the date upon which the Arranger has fully syndicated or closed the Facilities (whichever is later), neither the Borrower nor any of its subsidiaries will attempt to obtain, place, arrange or renew any sort of debt financing (whether or not intended to replace the Facilities), or announce or authorize the announcement of the same, or engage in any discussions concerning the same, other than the financing contemplated by this Commitment Letter. You acknowledge and agree to the disclosure by the Agent and the Arranger, after the execution of the Credit Agreement, of information related to the Facilities to “Gold Sheets” and other similar trade publications, and to our publication of tombstones and similar advertising materials relating to the Facilities. The information disclosed shall consist of deal terms and other information customarily found in such publications, tombstones and advertising materials.

The Agent and the Arranger have reviewed certain historical and projected financial statements of the Borrower and its subsidiaries prepared by you or on your behalf and delivered to us by you or on your behalf, and we have conducted such other due diligence investigations with respect to such entities as we have deemed necessary or advisable. Although our due diligence investigation with respect to the Borrower and its subsidiaries is substantially complete as of the date of this letter, each Lender’s obligation to make loans under the Facilities is subject to the fact that neither we nor any other Lender becomes aware, after the date hereof, (i) of any material adverse development with respect to the assets and liabilities (including contingent liabilities), business operations or prospects of the Borrower and its subsidiaries or (ii) that any information previously disclosed to it with respect to such assets and liabilities (including contingent liabilities), business operations or prospects was materially untrue, inaccurate or incomplete.

You agree, whether or not the transactions contemplated hereby are closed, to indemnify and hold harmless the Agent, the Arranger, the Lenders, their affiliates, and each of their respective directors, officers, employees and agents (collectively, the “Indemnified Parties”) from and against any and all losses claims, damages, cost, expenses (including, without limitation, the reasonable fees and expenses of attorneys for the Indemnified Parties) and liabilities (collectively, such losses, claims, damages, costs, expenses and liabilities “indemnified liabilities”) to which any of them may become subject, insofar as such indemnified liabilities (or actions, suits or proceedings, including any inquiry or investigation or claim in respect thereof ) arise out of, in any way relate to, or result from a claim in respect of, the

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financing contemplated hereby or the transactions to be financed (whether or not any Indemnified Party is a party to any action or proceeding out of which any such indemnified liabilities arise), provided that you shall not be obligated to indemnify, hold harmless or reimburse any Indemnified Party for any indemnified liabilities to the extent that the same are determined in a final judgment by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Party. No Indemnified Party shall be liable for any indirect, special, consequential or punitive damages in connection with its activities relating to the Facilities. You also agree to reimburse the Agent and the Arranger for all costs and expenses (including, without limitation, the reasonable fees and expenses of counsel to the Agent) incurred in connection with the preparation, negotiation, syndication, execution and delivery of the Facilities, and in performing due diligence related to the Facilities, whether or not the Facilities close. Such costs and expenses shall include, without limitation, costs and expenses incurred in connection with the establishment and maintenance of an internet site relating to the Facilities.

Your obligations under the immediately preceding paragraph shall remain in full force and effect unless and until superseded by the indemnity and expense provisions of the Loan Documents, whether or not the Loan Documents are executed or any credit is extended thereunder.

By executing this Commitment Letter, you acknowledge that this Commitment Letter, the Term Sheet and the Fee Letter, taken together, are the only agreement among you, the Agent and the Arranger with respect to the Facilities and set forth our entire understanding with respect thereto. This Commitment Letter, the Term Sheet and the Fee Letter may be changed only by a writing signed by each of the parties thereto. This Commitment Letter, the Term Sheet and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of Illinois without regard to the conflict of law principles thereof.

This Commitment Letter and the commitments and undertakings hereunder are solely for your benefit, and only you may rely thereon. In no event shall the Agent, the Arranger or any other Lender have any obligation to any third party with respect to any provision of this Commitment Letter, the Term Sheet or the Fee Letter. This Commitment Letter, the Term Sheet and the Fee Letter are for your confidential use only and may not, without our prior written consent, be disclosed by you to any person other than Representatives of you and of the Borrower having a need to know the same in order to evaluate or work on the transaction described herein, except where such disclosure is required by law or legal process (in which case you agree to notify us promptly thereof). As used in this paragraph, “Representatives” of a person or entity means such person or entity’s employees, directors, officers, attorneys, agents and financial advisers (but not commercial lenders).

We are pleased to be able to offer these Facilities to you and are prepared to devote the human and other resources to this transaction which will be necessary to assure an expeditious closing.

If you are in agreement with the terms of this Commitment Letter, please indicate your acceptance by signing the enclosed copy of this Commitment Letter and returning the same to the Agent,

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together with an executed copy of the Fee Letter and any fees required to be paid at the time of such delivery pursuant to the terms hereof or of the Fee Letter.

Very truly yours,

HARRIS N.A.

By	/s/ Ronald V. Redd
Its	Vice President

BANK OF MONTREAL

By	/s/ Donald Buse
Its	MANAGING DIRECTOR

Accepted and agreed to this 21 day of July, 2006.

Thoma Cressey Equity Partners

By	/s/ Carl D. Thoma
Its	Managing Partner